

FIRST QUANTUM
MINERALS LTD.



03029976

SUPPL

August 28, 2003



SECURITIES AND EXCHANGE COMMISSION
Mail Stop 3-9
450-5th Street N.W.
Washington, D.C.
USA 20549

Attention: International Corporate Finance

Dear Sirs/Mesdames:

Re: First Quantum Minerals Ltd. (the "Company") - 12g-82-4461

We enclose the following information to bring our filings up-to-date:

1. Amended Consolidated Financial Statements for the three month period ended March 31, 2003 along with the Company's Management's Discussion and Analysis.

2. Consolidated Financial Statements for the second quarter ended June 30, 2003 along with the Company's Management's Discussion and Analysis.

3. News releases from June 13, 2003 to August 27, 2003, 03-09 to 03-15 .

4. Form 53-901F, Material Change Report Under Section 85(1) of the Act dated June 12 and June 16, 2003.

Thank you for your attention to this matter.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

FIRST QUANTUM MINERALS LTD.

Per: [signature]

Christine Thomson
Corporate Administrator

First Quantum Minerals Ltd.
Amended Consolidated Financial Statements
First Quarter – March 31, 2003

(Unaudited)
(expressed in thousands of U.S. dollars, except where indicated)



First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at March 31, 2003 and December 31, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	March 31, 2003 $000's	December 31, 2002 $000's
Assets		
Current assets		
Cash and cash equivalents	3,849	8,180
Accounts receivable and prepaid expenses	3,634	3,217
Inventory	12,222	11,864
	19,705	23,261
Deferred financing fees	53	135
Deferred stripping costs (note 2)	597	–
Investments (note 4)	12,267	12,278
Exploration Properties	1,056	994
Property, plant and equipment (note 5)	63,293	61,156
	96,971	97,824
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	10,808	11,828
Current portion of long-term debt (note 6)	8,079	6,020
	18,887	17,848
Long-term debt	17,883	20,139
Future income tax liability (note 7)	3,502	3,373
Environmental and closure provisions	910	747
	41,182	42,107
Minority interest	2,190	2,190
	43,372	44,297
Shareholder's Equity		
Equity Accounts (note 8)	88,383	88,161
Deficit	(34,784)	(34,634)
	53,599	53,527
	96,971	97,824

Contingent Liability (note 10)
Subsequent Events (note 11)

Approved by the Board of Directors

____________________ Director   ____________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended	
	March 31, 2003 $	**February 28, 2002 $**
Revenues		
Owned Operations		
Copper	6,851	2,983
Acid	3,328	3,160
Other	86	28
Carlisa Related Revenues (note 3)	–	21,949
	10,265	28,120
Costs and expenses		
Cost of sales	8,061	28,296
Depletion and amortization	998	1,674
Exploration	108	77
Foreign exchange loss (gain)	70	(36)
General and administrative	530	537
Interest and financing fees on long-term debt	586	1,109
	10,353	31,657
Earnings (loss) before income taxes, minority interest and equity losses	(88)	(3,537)
Income Tax expense (note 7)	51	1,164
Minority interest	–	(218)
Equity loss (earnings)	11	(7)
Net earnings (loss) for the period	(150)	(4,476)
Deficit - Beginning of period	(34,634)	(30,843)
Deficit - End of period	(34,784)	(35,319)
Earnings (loss) per common share		
Basic and Diluted - $ per share (note 8)	($0.00)	($0.10)
Weighted average number of shares outstanding	43,560,841	43,095,905

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended	
	March 31, 2003	**February 28, 2002**
Cash flows from operating activities		
Net earnings (loss) for the period	(150)	(4,476)
Items not affecting cash		
Depletion and amortization	998	1,674
Amortization of financing fees	82	37
Environmental and closure provisions	163	–
Equity loss (earnings)	11	(7)
Net recognition of deferred revenue	–	(750)
Accrued interest on deferred liability	–	74
Unrealized foreign exchange loss on debt	210	–
Minority interest	–	(240)
Future income tax expense	129	1,164
	1,443	(2,524)
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable and prepaids	(417)	(3,341)
Decrease (increase) in inventory	(358)	1,253
Increase (decrease) in accounts payable and accrued liabilities	(1,020)	2,809
	(352)	(1,803)
Cash flows from financing activities		
Proceeds from long-term debt	9,865	1,500
Repayments of principal on long-term debt	(10,272)	(3,011)
Proceeds from issue of common shares and warrants	222	73
	(185)	(1,438)
Cash flows from investing activities		
Net payments to acquire capital assets and investments	(3,134)	(6,293)
Net cash attributable to Carlisa dilution	–	8,481
Payments for deferred exploration and stripping costs	(660)	(14)
	(3,794)	2,174
(Decrease) Increase in cash and cash equivalents	(4,331)	(1,067)
Cash and cash equivalents - Beginning of period	8,180	9,836
Cash and cash equivalents - End of period	3,849	8,769

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

1. Basis of Presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements of First Quantum Minerals ("FQM" or the "Company").

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 2 of these interim consolidated financial statements.

2. Deferred Stripping Costs

Effective January 1, 2003, as a result of developing a complete Lonshi mine plan, the Company has adopted the industry practice of deferred stripping. Previously, the company had capitalized these costs as part of inventory as it could not reasonably estimate the life-of-mine strip ratio and accordingly these costs were expensed as the ore was processed. This method of accounting did not recognize the expected waste-to-ore ratios that would occur over the life of the mine.

Using the deferred stripping accounting method, mining costs associated with waste rock removal in excess of the life-of-mine average are deferred and charged to operations on the basis of the average stripping ratio for the life of the mine. When the cumulative stripping ratio is less than the life-of-mine average, a provision for future stripping is made.

The amount charged to cost of sales is therefore subject to management's ability to estimate the stripping ratio over the life of the mine, any changes in this estimate could have a material effect on the financial statements.

3. Dilution of Interest in Carlisa

From April 1, 2000, the Company had a 49% joint venture interest in Carlisa Investment Corp. (Carlisa), which owns 90% of Mopani Copper Mines PLC (Mopani). Commencing in December 2001, the Company elected to dilute its interest down to an eventual 18.79%. Effective from March 1, 2002, the company no longer proportionally consolidates its investment in Carlisa.

The Company has provided a complete reconciliation of its investment in Carlisa from inception in its December 31, 2002 annual financial statements and reference should be made to those financial statements.

As a result of proportionately consolidating Carlisa, prior to dilution, the following balances were incorporated into the company's consolidated statement of earnings and deficit for the three months ended February 28, 2002:

	Three Months Ended	
	March 31, 2003	**February 28, 2002**
	$	**$**
Income	–	21,426
Cost of sales	–	(24,461)
Gross profit	–	**(3,035)**
Other expenses	–	(1,416)
Non-controlling interest	–	218
Proportionately consolidated losses	–	**(4,233)**

(expressed in thousands of U.S. dollars, except where indicated)

4. Investments

	March 31, 2003 $	December 31, 2002 $
Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b) - Shares	2,412	2,423
- Convertible note	333	333
	12,267	12,278

a) The Company has an 18.8% interest (note 3) in Carlisa that holds a 90% interest in Mopani.

b) The Company has a 17.5% (December 31, 2002: 18.6%) interest in Anvil Mining NL, a public company quoted on the Australian and Berlin Exchanges, which has an operating mine in the Democratic Republic of Congo (DRC).

5. Property, Plant and Equipment

			March 31, 2003
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,671	1,978	3,693
Mineral Property	30,610	16,186	14,424
Plant and Equipment	63,051	25,631	37,420
Work-in-progress	7,756	–	7,756
	107,088	43,795	63,293

			December 31, 2002
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,466	1,846	3,620
Mineral Property	30,455	16,140	14,315
Plant and Equipment	63,142	24,922	38,220
Work-in-progress	5,001	–	5,001
	104,064	42,908	61,156

(expressed in thousands of U.S. dollars, except where indicated)

6. Long-term Debt

	March 31, 2003	December 31, 2002
	$	$
Standard Chartered Bank (a)	15,114	16,492
Standard Chartered Bank revolving facility (b)	–	4,000
KBC Loan (c)	–	4,500
EIB Facility (d)	10,075	–
Other	773	1,167
Total long-term debt	**25,962**	**26,159**
Less: Current portion	8,079	6,020
	17,883	20,139

a) Standard Chartered Bank

On May 23, 2002, Bwana Mkubwa Mining Limited (Bwana), entered into a long-term debt facility with Standard Chartered Bank. This facility provided funding for the plant expansion at Bwana.

The facility comprises two elements: a term loan facility up to a maximum of $15,000 and a Zambian Kwacha denominated facility of ZMK12,500,000,000 (equivalent to approximately $3,000 on drawdown) bearing interest at the base rate for Kwacha in Zambia.

These loans are repayable in monthly instalments of the combined equivalent of approximately $500 beginning November 30, 2002. The company has pledged as security the assets and undertakings of Bwana subject to the pre-existing security provided to KBC.

b) Standard Chartered Bank Revolving Facility

On October 24, 2002, the Company entered into a revolving facility with Standard Chartered Bank. The facility was used to satisfy additional costs at Bwana and for general corporate purposes. The Company had provided a guarantee of the amount in favour of Standard Chartered Bank.

The facility bore interest at LIBOR plus 2.5% and was repaid in March 2003.

c) KBC loan

In July 2001, KBC Bank N.V., Global Trade Finance Group (KBC) provided a $14,250 term debt facility to the company's wholly owned subsidiary Bwana. The KBC facility was repayable in 19 monthly instalments commencing in July 2001. This facility was secured by the assets and undertakings of Bwana. In January 2002, this facility was increased by $3,750 and was repayable, in monthly instalments, by June 2003. This loan was repaid in March 2003.

d) European Investment Bank (EIB) facility

In 2002, Bwana entered into a finance contract with EIB for 14,000,000 Euros (approximately $14,650) for additional project finance on the expansion of Bwana. This facility bears interest at between 3% and 12.5% depending upon the price of copper and is repayable in six equal annual instalments commencing July 2003. As at March 31, 2003 approximately $5,038 remained undrawn and available to the company.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

7. Future Income Taxes

	March 31, 2003 $	December 31, 2002 $
Opening Balances	3,373	5,064
Future Income tax expense	129	(1,691)
Tax payments	-	-
Closing Balance	3,502	3,373

The company has non-capital loss carry-forwards that are available for offset against future earnings. To date, the loss carry-forwards have been utilized so that no cash payments have been made for income tax purposes. The tax expense in the statement of earnings and deficit has been accrued as a result of operating profits at Bwana.

8. Equity Accounts

	March 31, 2003	December 31, 2002
Represented by:	$	$
Common shares	74,324	74,102
Special Warrants	10,664	10,664
Warrants	1,627	1,627
Contributed surplus	1,768	1,768
	88,383	88,161
Number of shares issued and outstanding	43,627,624	43,506,634
Weighted Average Number of Shares	43,560,841	43,362,680

9. Segmented Information

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Due to the integrated nature of the operations at Bwana and Compagnie Miniera De Sakania (Comisa) the Company includes a segment which combines the operations of Bwana and Comisa. The Company's operating segments are set out below:

(expressed in thousands of U.S. dollars, except where indicated)

9. Segmented Information (continued)

Bwana and Comisa Operations (BCO)

The Bwana Plant and the Comisa Mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation with Bwana Plant processing the ore mined by Comisa. The Bwana Plant in Zambia produces grade A copper cathodes from Comisa's Lonshi open pit mine in the DRC (In 2002, copper was also produced from ore in tailings dumps at Bwana) plus the Bwana Plant manufactures sulphuric acid for use in the copper process and for sale to third parties. All copper sales are sold to Republic House AG under a long-term agreement.

Kansanshi Copper Project (KCP)

Kansanshi is located in the Northwest Province of Zambia, approximately 15 kilometres north of Solwezi. The Company currently anticipates that initial construction including civil engineering and some earthworks could commence in 2003, with commercial production scheduled in late 2004.

Carlisa (CAR)

From April 1, 2000 to February 28, 2002 the Company proportionately consolidated its investment in Carlisa. From March 1, 2002 the Company cost accounts for this investment (note 3) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani Copper Mines which comprises the Mufulira Division and Nkana Division both in Zambia. The Mufulira Division mines, processes, smelts and refines grade A copper cathode directly and on a toll basis. The Nkana Division mines, processes copper and cobalt ores, directly and on a toll basis and directly refines the cobalt ores into finished cobalt products.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquiring new mineral properties, regulatory reporting, corporate administration, and portions of the Company's financing. It also holds the investment in Anvil Mining NL and Connemara Gold Mine in Zimbabwe which is currently on a care and maintenance basis and was written down in November 2001.

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **March 31, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	10,179	-	-	-	10,179
Interest and other income	11	-	-	75	86
Total Revenue	**10,190**	-	-	**75**	**10,265**
Cost of Sales	8,016	-	-	45	8,061
Segment gross profit	**2,174**	-	-	**30**	**2,204**
Other Expenses					
Depletion and amortization	973	-	-	25	998
Exploration	-	-	-	108	108
Foreign exchange loss (gain)	263	-	-	(193)	70
General and administrative	-	-	-	530	530
Interest and financing fees	575	-	-	11	586
Total Other Expenses	**1,811**	-	-	**481**	**2,292**
Segment profit (loss) before the under noted items	**363**	-	-	**(451)**	**(88)**
Minority interest	-	-		-	-
Equity loss (earnings)	-	-	-	11	11
Tax Expense	51	-	-	-	51
Segment profit (loss)	**312**	-	-	**(462)**	**(150)**
Capital asset additions	2,452	619	-	63	3,134
Total assets	64,591	15,525	9,522	70,529	160,167
Inter-company balances included in total assets	(304)	-	-	(62,892)	(63,196)
Total consolidated assets	64,287	15,525	9,522	7,637	96,971

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **February 28, 2002**, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
External Revenues	6,142	-	20,467	-	26,609
Interest and other income	7	-	1,482	22	1,511
Inter-segment sales (cost of sales)	148	-	(148)	-	-
Total Revenues	**6,297**	**-**	**21,801**	**22**	**28,120**
Cost of sales	3,835	-	24,461	-	28,296
Segment gross profit	**2,462**	**-**	**(2,660)**	**22**	**(176)**
Other Expenses					
Depletion and amortization	979	-	693	2	1,674
Exploration	-	-	-	537	537
Foreign exchange loss (gain)	-	-	-	77	77
General and administrative	(42)	-	-	6	(36)
Interest and financing fees	250	-	723	136	1,109
Total Other Expenses	**1,187**	**-**	**1,416**	**758**	**3,361**
Segment profit (loss) before the under noted items	**1,275**	**-**	**(4,076)**	**(736)**	**(3,537)**
Minority interest	-	-	(218)	-	(218)
Equity Loss (Earnings)	-	-	-	(7)	(7)
Tax Expense	1,164	-	-	-	1,164
Segment profit (loss)	**111**	**-**	**(3,858)**	**(729)**	**(4,476)**
Capital asset additions	3,015	760	1,350	1,168	6,293
Total assets	34,711	12,958	73,487	55,059	176,215
Inter-company balances included in total assets	(13)	(4)	(3,703)	(37,955)	(41,675)
Total consolidated assets	34,698	12,954	69,784	17,104	134,540

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

10. Contingent Liability

The company's wholly owned subsidiary, Bwana Mkubwa Mining Limited has been named as defendant in a Notice to Arbitrate dated May 15, 2003 by Marc Rich & Co. Investment A.G. in connection with a copper off-take contract between the parties dated June 25, 1999, relating to the sale of copper from the Bwana Mkubwa facility. The contract was terminated by Bwana Mkubwa Mining Limited in May 2001. The amount claimed in the Notice to Arbitrate is $675. As of the date of filing these financial statements, no further proceedings have been taken in this matter by either party. The Company believes that this matter will be settled prior to proceeding to arbitration for an amount significantly less than claimed. An accrual has not been recorded in these financial statements as the amount of damages to be paid, if any, cannot be reasonably estimated.

11. Subsequent Events

On May 15, 2003 the company announced that it had finalized and executed a $6,000 secured lease debt facility with Banque Belgolaise SA. The facility will be used to purchase mining equipment for the company's operations at the Lonshi Copper Mine located in the DRC.

In addition, on June 16, 2003 the company entered into an agreement with a syndicate of underwriters led by RBC Capital Markets under which the underwriters have agreed to purchase up to 5.5 million common shares of the Company at Cdn $5.35 per share, for gross proceeds of up to Cdn. $29.4 million.